FIRST MAJESTIC SILVER CORP.

Suite 1800 - 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free:  1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	April 30, 2021
Toronto - FR
Frankfurt - FMV

First Majestic Completes Acquisition of Jerritt Canyon Mine in Nevada, USA and Private Placement with Eric Sprott

All amounts are in U.S. dollars unless otherwise stated

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") (TSX:FR) (NYSE:AG) and Sprott Mining Inc. ("Sprott Mining") are pleased to announce the completion of the acquisition of Jerritt Canyon Canada Ltd. ("Jerritt Canyon") from Sprott Mining (the "Acquisition") and concurrent $30 million private placement investment in First Majestic by Eric Sprott,  previously announced in the joint news release of First Majestic and Sprott Mining dated March 12, 2021.

Under the Acquisition, which took effect as of 9:00 AM PT on April 30, 2021, First Majestic has acquired all of the issued and outstanding common shares of Jerritt Canyon in exchange for 26,719,727 common shares of First Majestic and 5,000,000 common share purchase warrants at an exercise price of $20.00 per share for a term of three years. The $30 million private placement was completed by Eric Sprott at a price of $17.59 per share for a total of 1,705,514 common shares. As a result of Mr. Sprott's participation in the transactions, Mr. Sprott beneficially owns and controls an aggregate of 28,425,241 common shares and 5,000,000 warrants, representing approximately 11.3% of the Company's issued and outstanding common shares on an undiluted basis and 13.0% on a partially diluted basis.

Keith Neumeyer, President and CEO of First Majestic said, "With this closing, First Majestic adds another cornerstone asset to the portfolio and enhances our operating platform in a world-class mining jurisdiction. We look forward to commencing our work with the operating team at Jerritt Canyon to create value for our shareholders and welcome Eric Sprott as a continued significant shareholder in First Majestic going forward. In the near future, we will be communicating our plan for Jerritt Canyon which will include ways to further improve productivity and reduce operating costs."

Mr. Sprott acquired the common shares in connection with the transactions for investment purposes. Mr. Sprott has a long-term view of the investment and may acquire additional securities of First Majestic including on the open market or through private acquisitions or sell securities of First Majestic including on the open market or through private dispositions in the future subject to certain resale restrictions, market conditions, reformulation of plans and/or other relevant factors.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine and the Jerritt Canyon Gold Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws (together, "forward-looking statements"). Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", "potential" or similar terminology. Forward-looking statements in this news release include, but are not limited to, anticipated benefits of the Acquisition to First Majestic its shareholders; the exploration potential of Jerritt Canyon, future mineral production; and operating costs of Jerritt Canyon, the merits and benefits to be derived from the Acquisition and other statements regarding future plans, expectations, guidance, projections, objectives, estimates and forecasts, as well as statements as to management's expectations with respect to such matters. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, risks related to the ability of the Company to accomplish its plans and objectives, including the ability of the Company to improve the economics of Jerritt Canyon, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration estimates and results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), changes in exploration or mining plans due to changes in logistical, technical or other factors, unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

The actual results or performance by the Company could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the Acquisition, results of operations or financial condition of the Company. Except as required by law, the Company is under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.